SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 5)

NTS-Properties VI
(Name of Subject Company (issuer))

ORIG, LLC (Offeror and Affiliate of Issuer)
J.D. Nichols (Bidder and Affiliate of Issuer)
Brian F. Lavin (Bidder and Affiliate of Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

LIMITED PARTNERSHIP INTERESTS
(Title of Class of Securities)

62942E407
(CUSIP Number of Class of Securities)

J.D. Nichols, Manager
of ORIG, LLC
10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800
(Name, address and telephone number of person authorized to receive
notices and communications on behalf of filing persons)

Copy to:

Mark Borrelli, Esq.
Shefsky & Froelich Ltd.
444 North Michigan Avenue, Suite 2500
Chicago, Illinois 60611
(312) 836-4014

Calculation of Filing Fee

Previously Paid	

☐   Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third-party tender offer subject to Rule 14d-1.

☐   issuer tender offer subject to Rule 13e-4.

☐   going private transaction subject to Rule 13e-3.

☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 5 dated September 10, 2002 supplements and amends the Tender Offer Statement on Schedule TO (the "Original Statement") filed with the Securities and Exchange Commission on May 10, 2002 by ORIG, LLC, a Kentucky limited liability company (the "Offeror" or "ORIG"), J. D. Nichols and Brian F. Lavin in connection with an offer to purchase up to 2,000 interests (the "Offer") in NTS-Properties VI, a Maryland limited partnership and an affiliate of the Offeror (the "Partnership"), at $380 per interest. The Original Statement was subsequently amended by filing Amendment No. 1 on June 7, 2002, Amendment No. 2 on July 8, 2002, Amendment No. 3 on July 24, 2002 and Amendment No. 4 on August 16, 2002. Hereafter, all references to the Original Statement shall be to the Original Statement, as amended. Capitalized terms not defined herein shall have the same meaning as in the Original Statement.

This Amendment constitutes the fifth and final amendment to the Original Statement in accordance with Rules 13e-4(c)(4) and 14d-3(b)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and General Instruction H to Schedule TO. This amendment is intended to satisfy the reporting requirements of Section 13(d) of the Exchange Act with respect to all securities acquired by Offeror pursuant to the Offer. All 2,560 Interests tendered were accepted by the Offeror, without proration. By Press Release dated September 10, 2002 the Offeror announced: (i) that the Offer had terminated as of September 3, 2002; and (ii) the final results of the Offer. The Press Release is attached hereto as Exhibit (a)(1)(x).

1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

   J. D. Nichols

2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)   [ ]

   (b)   [X]

3) SEC Use Only

4) Source of Funds: BK

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7) Sole Voting Power   18,449[1][2][3]

8) Shared Voting Power   0

9) Sole Dispositive Power   18,449[1][2][3]

10) Shared Dispositive Power 0

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 18,449[1][2][3]

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13) Percent of Class Represented by Row (11): 47.4%

14) Type of Reporting Person: IN

[1] Includes: (i) 5 Interests owned by the General Partner, of which Mr. Nichols is the managing general partner; (ii) 209 Interests owned by BKK Financial Inc., an Indiana corporation ("BKK"); (iii) 204 Interests owned by Ocean Ridge Investments Ltd., a Florida limited liability partnership ("Ocean Ridge"); (iv) 18,011 Interests owned by ORIG; and (v) 20 Interests owned by Mr. Nichols' two daughters, 10 of which are owned by Kara Lee Nichols and 10 of which are owned by Kimberly Nichols Segal.

[2] Mr. Nichols disclaims beneficial ownership of 18,269 Interests, including: (i) 209 Interests owned by BKK; (ii) 204 Interests owned by Ocean Ridge; (iii) 5 Interests owned by the General Partner; and (iv) 17,831, or 99%, of the Interests owned by ORIG; and (v) 20 Interests owned by Mr. Nichols' two daughters.

[3] Mr. Nichols has the power to direct the voting and disposition of these Interests by virtue of the fact that he is the Manager of ORIG, the managing general partner of the General Partner and the Chairman of the Board of BKK, which is the general partner of Ocean Ridge.

1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

    BKK Financial, Inc., an Indiana corporation

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)   [   ]

    (b)   [X]

3)   SEC Use Only

4)   Source of Funds: WC

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization: BKK is an Indiana corporation

Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power   209

8)   Shared Voting Power   18,240[1][2]

9)   Sole Dispositive Power   209

10)   Shared Dispositive Power   18,240[1][2]

11)   Aggregate Amount Beneficially Owned by Each Reporting Person: 18,449[2][3]

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13)   Percent of Class Represented by Row (11): 47.4%

14)   Type of Reporting Person: PN

---

[1]   Includes: (i) 5 Interests owned by the General Partner; (ii) 204 Interests owned by Ocean Ridge; and (iii) 18,011 Interests owned by ORIG; and (iv) 20 Interests owned by Mr. Nichols' two daughters.

[2]   BKK disclaims beneficial ownership of 18,240 Interests, including: (i) 204 Interests owned by Ocean Ridge; (ii) 5 Interests owned by the General Partner; (iii) 18,011 Interests owned by ORIG; and (iv) 20 Interests owned by Mr. Nichols' two daughters.

[3]   Includes: (i) 5 Interests owned by the General Partner; (ii) 209 Interests owned by BKK (iii) 204 Interests owned by Ocean Ridge; (iv) 18,011 Interests owned by ORIG; and (v) 20 Interests owned by Mr. Nichols' two daughters.

1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

Ocean Ridge Investments, Ltd., a Florida limited partnership

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a)   [ ]

(b)   [X]

3) SEC Use Only

4) Source of Funds: WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization: Ocean Ridge is a Florida limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With:

7) Sole Voting Power   204

8) Shared Voting Power   18,245[1][2]

9) Sole Dispositive Power   204

10) Shared Dispositive Power   18,245[1][2]

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 18,449[2][3]

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13) Percent of Class Represented by Row (11): 47.4%

14) Type of Reporting Person: PN

[1]   Includes: (i) 5 Interests owned by the General Partner; (ii) 209 Interests owned by BKK; (iii) 18,011 Interests owned by ORIG; and (iv) 20 Interests owned by Mr. Nichols' two daughters.

[2]   Ocean Ridge disclaims beneficial ownership of 18,245 Interests, including: (i) 209 Interests owned by BKK; (ii) 5 Interests owned by the General Partner; (iii) 18,011 Interests owned by ORIG; and (iv) 20 Interests owned by Mr. Nichols' two daughters.

[3]   Includes: (i) 5 Interests owned by the General Partner; (ii) 209 Interests owned by BKK; (iii) 204 Interests owned by Ocean Ridge; (iv) 18,011 Interests owned by ORIG; and (v) 20 Interests owned by Mr. Nichols' two daughters.

1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

ORIG, LLC, a Kentucky limited liability company

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a)   [ ]

(b)   [X]

3) SEC Use Only

4) Source of Funds: BK

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization: ORIG is a Kentucky limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With:

7) Sole Voting Power   18,011

8) Shared Voting Power   438[1][2]

9) Sole Dispositive Power   18,011

10) Shared Dispositive Power   438[1][2]

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 18,449[2][3]

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13) Percent of Class Represented by Row (11): 47.4%

14) Type of Reporting Person: OO

---

[1] Includes: (i) 5 Interests owned by the General Partner; (ii) 204 Interests owned by Ocean Ridge; (iii) 209 Interests owned by BKK; and (iv) 20 Interests owned by Mr. Nichols' two daughters.

[2] ORIG disclaims beneficial ownership of 438 Interests, including: (i) 204 Interests owned by Ocean Ridge; (ii) 5 Interests owned by the General Partner; (iii) 209 Interests owned by BKK; and (iv) 20 Interests owned by Mr. Nichols' two daughters.

[3] Includes: (i) 5 Interests owned by the General Partner; (ii) 209 Interests owned by BKK; (iii) 204 Interests owned by Ocean Ridge; (iv) 18,011 Interests owned by ORIG; and (v) 20 Interests owned by Mr. Nichols' two daughters.

1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

NTS-Properties Associates VII, a Kentucky limited partnership

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]

(b) [X]

3) SEC Use Only

4) Source of Funds: WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization: NTS-Properties Associates VII is a Kentucky limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With:

7) Sole Voting Power   5

8) Shared Voting Power   18,444[1][2]

9) Sole Dispositive Power   5

10) Shared Dispositive Power   18,444[1][2]

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 18,449[2][3]

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13) Percent of Class Represented by Row (11): 47.4%

14) Type of Reporting Person: PN

---

[1] Includes: (i) 204 Interests owned by Ocean Ridge; (ii) 209 Interests owned by BKK; (iii) 18,011 Interests owned by ORIG; and (iv) 20 Interests owned by Mr. Nichols' two daughters.

[2] The General Partner disclaims beneficial ownership of 18,444 Interests, including: (i) 209 Interests owned by BKK; (ii) 204 Interests owned by Ocean Ridge; (iii) 18,011 Interests owned by ORIG; and (iv) 20 Interests owned by Mr. Nichols' two daughters.

[3] Includes: (i) 5 Interests owned by the General Partner; (ii) 209 Interests owned by BKK (iii) 204 Interests owned by Ocean Ridge; (iv) 18,011 Interests owned by ORIG; and (v) 20 Interests owned by Mr. Nichols' two daughters.

Item 8. Interest in Securities of the Subject Company.

Reference is hereby made to cover pages 3-7 hereto, which are incorporated herein by reference.

Except for the purchase of 2,560 Interests for $380 per Interest by the Offeror as of September 3, 2002 pursuant to the Offer, there have not been any transactions involving Interests that were effected during the past sixty (60) business days by the Partnership, the General Partner, Ocean Ridge, BKK, ORIG, Mr. Nichols or Mr. Lavin, or any other associate or subsidiary of any such person.

Item 12. Material to be filed as Exhibits.

Item 12 of the Original Statement is hereby amended and supplemented by adding the following:

(a)(1)(x)   Press Release dated September 10, 2002.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2002   ORIG, LLC, a Kentucky limited liability company

By: */s/ J. D. Nichols*_____
      J.D. Nichols, Manager

      */s/ J. D. Nichols*_____
      J. D. Nichols, individually

      */s/ Brian F. Lavin*_____
      Brian F. Lavin, individually

EXHIBITS

Exhibit Number	Description
(a)(1)(x)	Press Release dated September 10, 2002.

Press Release dated September 10, 2002.

Louisville, Kentucky September 10, 2002. ORIG, LLC announced today that the issuer tender offer for up to 2,000 Limited Partnership Interests in NTS-Properties VI, which commenced on May 10, 2002, as amended on June 7, 2002, July 8, 2002, July 24, 2002 and August 16, 2002, expired on September 3, 2002.

The final results of the Offer are as follows: As of September 3, 2002, a total of 2,560 Interests were tendered pursuant to the Offer. The Offeror exercised their right under the terms of the Offer to purchase more than 2,000 Interests, and all 2,560 Interests were accepted by the Offeror, without proration. ORIG, LLC purchased 2,560 Interests at a price of $380.00 per Interest.